Exhibit 8.1

List of Principal Subsidiaries

Environmental Solutions Group Holdings Limited	Cayman Islands
Environmental Solutions Asia Holdings Limited	British Virgin Islands
Environmental Solutions (Asia) Pte. Ltd. ESG Chemicals Sdn. Bhd.	Singapore Malaysia